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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

KONGZHONG CORPORATION

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

50047P104

(CUSIP Number)

JULY 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

13G
CUSIP No. 50047P104			Page 2 of 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): FANG, Shin.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization: Hong Kong, People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 21,924,440

		6.	Shared Voting Power: 56,377,160

		7.	Sole Dispositive Power: 21,924,440

		8.	Shared Dispositive Power: 56,377,160

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 78,301,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%

12.	Type of Reporting Person (See Instructions): IN

2

SIGNATURE
INDEX TO EXHIBITS
EX-99.2 ITEM 7 INFORMATION

Item 1.

(a)	Name of Issuer: KongZhong Corporation
(b)	Address of Issuer’s Principal Executive Offices:

35th Floor, Tengda Plaza, No.168 Xizhimenwai Street, Haidian District, Beijing 100044, China

Item 2.

(a)	Name of Person Filing: FANG, Shin
(b)	Address of Principal Business Office or, if none, Residence: Unit 412, New East Ocean Center, 9 Science Museum Road, Tsim Sha Tsui, Kowloon, Hong Kong, China
(c)	Citizenship: Hong Kong, China
(d)	Title of Class of Securities: Ordinary Shares
(e)	CUSIP Number: 50047P104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 78,301,600

(b)	Percent of class: 5.7%.

(c)	Number of shares as to which the person has:

Page 3 of 7 pages

(i)	Sole power to vote or to direct the vote: 21,924,440

(ii)	Shared power to vote or to direct the vote: 56,377,160

(iii)	Sole power to dispose or to direct the disposition of: 21,924,440

(iv)	Shared power to dispose or to direct the disposition of: 56,377,160

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☐.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Please see attached Exhibit.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

Page 4 of 7 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005

Date

/s/ FANG Shin

Signature FANG, Shin, Shareholder

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Page 5 of 7 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.2	Item 7 Information

Page 6 of 7 pages